February 12, 2016
VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E., Mail Stop 3030 Washington, D.C. 20549 Attention: Mr. Martin James

Re:	Thermon Group Holdings, Inc. Form 10-K for the fiscal year ended March 31, 2015
Filed June 1, 2015
(File No. 001-35159)_________
Ladies and Gentlemen:
This letter is submitted with respect to Thermon Group Holdings, Inc. (“Thermon,” the “Company,” “we” or “our”) in response to the comment letter, dated January 29, 2016 (the “Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Thermon’s Form 10-K for the fiscal year ended March 31, 2015 (the “2015 Form 10-K”), For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.
Form 10-K for the fiscal year ended March 31, 2015
Item 8. Financial Statements

Note 16 – Geographic Information, page 77

1.
With respect to the aggregation of your operating segments, please tell us the geographic regions that comprise your operating segments and explain to us how you evaluated the criteria in ASC 280-10-50-11(a) to (e).

The geographic regions that comprise our operating segments include country based legal entities with operations as follows:

•
United States – Includes all domestic operations plus our Latin American operations in Mexico and Brazil that together represent less than 2% of our worldwide revenue. On July 31, 2015, we completed the acquisition of Industrial Process Insulators (“IPI”), which is now included in our United States operating segment. IPI is an insulation contractor serving customers in the same industries that Thermon has historically served (e.g., refining, petrochemical, power and energy).

•
Canada – On April 1, 2015, we acquired a 75% controlling interest in the business previously operated by Sumac Fabrication Company Limited (“Sumac”), which is now included in our Canada operating segment. Sumac manufactures and distributes power distribution panels, master/slave sub-panels, power cords and lighting fixtures. These products are sold to end-users operating in many of the same markets as Thermon’s core thermal solutions business (e.g., oil and gas refining and upgrading, power generation plants, and petrochemical production facilities).

•
Europe – includes operations in the Netherlands, United Kingdom, France, Germany, Russia, Middle East and the operations from our Unitemp acquisition in South Africa that was completed on March 2, 2015.

•	Asia – Australia, Japan, Korea, China, India.
We evaluated the aggregation criteria for our operating segments under ASC 280 as follows below.
As of March 31, 2015, Thermon had a single area of product focus – thermal engineered solutions, also referred to as heat tracing. The Company’s primary product is a line of thermal electrical cable that is produced mostly in San Marcos, Texas with a specialized form of cable that is produced in Calgary, Alberta, Canada. The remaining manufacturing facilities primarily complete final assembly and engineering of products that were originally produced either in the United States or Canada. Heat tracing solutions have various applications in the areas of upstream and downstream petroleum production, power generation and chemical processing. Each of these heat tracing applications requires products that the Company produces at our four manufacturing facilities on three continents. In addition to our line of heat tracing cable, the Company also produces, assembles or purchases ancillary components associated with the completion of heat tracing solutions. These may include electrical control panel boxes, thermostats, electrical switches, bundled tubing that is customized and combined with heat tracing cable and heat conductive compounds. The delivery or installation of heat tracing solutions is predominantly performed by the Company’s end user customers or their third party agents and engineering procurement and construction firms or “EPCs.” A portion of total sales (approximately 20%) includes the installation of heat tracing solutions whereby the Company has been contracted to perform the installation.
The Company’s worldwide footprint is primarily established as a sales and engineering distribution channel to facilitate the sale and delivery of heat tracing solutions. The sales philosophy of the Company is that it maintains a physical and legal presence that is local to the purchasing decision maker of the heat tracing solution.
The chief operating decision maker is our President and Chief Executive Officer, Rodney Bingham. Mr. Bingham regularly reviews the results of operations for the Company on a worldwide basis and directs the allocation of resources and assesses the performance of the Company. Our regular internal reporting is consolidated along the four geographies listed in the Geographic Information footnote to our consolidated financial statements included in our annual and quarterly reports.
In determining that the named geographic regions meet the aggregation criteria identified in ASC 280-10-50-11(a) to (e), we considered the following characteristics):
The nature of the products and services- Our thermal solution products and services are substantially identical for all geographies. The Company sells products across all geographies that it manufactures in the United States, Canada, the Netherlands and India. Our primary manufactured products are various types of standardized electrical heating cable. At offices within each of our operating segments, we employ engineers that work with our customers to identify the requirements of a particular heat tracing solution. Across all geographies, our heat tracing solutions are similar in that they relate to plant level industrial processes that require process heating, freeze protection or both. In addition to our standard heat tracing cable, the materials within the overall heat tracing solution may include electrical thermostats, panel control boxes, tubing bundles and other items that we manufacture as well as third party products that may be necessary for the overall heat tracing solution.

The nature of the production processes- As noted above, manufacturing facilities exist in the United States, Canada, the Netherlands and India. The Company manufactured products are distributed within our geographies and represent a subset of the overall materials and services that we sell within the construct of thermal engineered solutions for our customers. We concluded that our production process is the delivery of thermal engineered solutions, which is the same for all geographies.

The type or class of customer for their products and services- In each of our geographies, the mix of customers include large EPCs, international and regional oil and gas companies, commercial sub-contractors, electrical component distributors and direct sales to existing plant or industrial applications on a maintenance basis. Commercial heat tracing is a specific industrial application. While there are various customer applications (energy, power and chemical), the actual products provided by the Company remain similar for all customers across all of our geographies. Many of our largest customers, especially EPCs and oil and gas companies, use Thermon across most or all of our geographies. Due to our global reputation, we are pre-qualified with many of these customers to bid on projects across multiple geographies. We concluded that our types and classes of customers are similar for all geographies.

The methods used to distribute their products or provide their services- All geographies deliver product requirements that include (at a minimum) the products produced by the Company with the possible addition of engineering solutions, installation services and outsourced electrical components. Our primary distribution centers are located in San Marcos, Texas; Calgary, Alberta; and the Netherlands. Most orders are shipped directly from these distribution centers to customers, the construction site or our regional sales agents or distributors. We also maintain short term supply of our standard products at local warehouses throughout our geographic locations for short notice sales. Short notice sales across all of our geographies are typically related to the maintenance of plants or facilities where our standard heat tracing cable had been installed previously. All of our geographies utilize the same distribution channels depending on the customer and products to be delivered.

The nature of the regulatory environment, for example, banking, insurance, or public utilities- The regulatory environments are similar in all geographies in that they each have applicable electrical standards for materials, engineering and installation.

In our Annual Report on Form 10-K for the fiscal year ended March 31, 2015, we concluded that our geographic operating segments met the requirements of aggregation as a single reportable segment based on the similar characteristics described under the guidance of ASC 280-10-50-11(a) to (e). We are in the process of preparing our Annual Report on Form 10-K for the fiscal year ending March 31, 2016 (the “2016 Form 10-K”). We have concluded that due to operational changes in our business such as our aforementioned acquisitions in fiscal 2016 and the impact of falling oil prices in fiscal 2016 having a larger economic impact in Canada, we have concluded that we no longer meet the criteria for aggregation as a single reportable segment. Beginning with the financial statements to be included in the 2016 Form 10-K, we intend to disclose our four geographies as reportable segments and include the required segment disclosures of profitability, inter-segment revenue, interest expense, depreciation and amortization as applicable to each segment. We expect that this change to be reflected in the 2016 Form 10-K will not affect our determination of reporting units or have an impact on goodwill impairment.
*******
In response to the Staff’s request, Thermon acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss the foregoing at any time, or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at 512-396-5801.

Very truly yours,

/s/ Jay Peterson

Jay Peterson
Chief Financial Officer

cc:    Rodney Bingham, President and Chief Executive Officer